Exhibit 99.2

Given Imaging Ltd. And its Consolidated Subsidiaries Interim Consolidated Financial Statements As of September 30, 2006 (Unaudited)

Given Imaging Ltd. and its Consolidated Subsidiaries

Index to Consolidated Financial Statements

Page

Consolidated Balance Sheets	3

Consolidated Statements of Operations	5

Consolidated Statements of Changes in Shareholders’ Equity	6

Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements	8

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets

In thousands except share data

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$35,206	$65,356
Short-term investments	12,966	288
Accounts receivable:
Trade (Net of provisions for doubtful debts of $700 and $431
as of September 30, 2006 and December 31, 2005, respectively)	16,543	18,325
Other	1,634	6,264
Inventories	18,445	16,172
Prepaid expenses	2,081	1,020
Deferred taxes	1,448	1,219
Advances to suppliers	77	332

Total current assets	88,400	108,976

Deposits	457	401

Marketable securities	42,137	21,664

Assets held for severance benefits	1,821	1,690

Fixed assets, at cost, less accumulated depreciation	15,327	13,862

Other assets, at cost, less accumulated amortization	2,833	2,517

Total assets	$150,975	$149,110

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets

In thousands except share data

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	$12	$11
Accounts payable:
Trade	3,894	5,529
Other	12,892	13,886
Deferred revenue	3,383	3,333
Total current liabilities	20,181	22,759

Long-term liabilities
Deferred income	20,824	22,172
Obligation under capital lease, net	21	34
Liability for employee severance benefits	2,217	2,040
Total long-term liabilities	23,062	24,246

Total liabilities	43,243	47,005

Minority interest	3,856	61

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of
September 30, 2006 and December 31, 2005, 28,073,231
and 27,950,281 shares issued and fully paid as of September 30, 2006 and
December 31, 2005, respectively)	329	327
Additional paid-in capital	153,754	148,955
Capital reserve	2,166	2,166
Accumulated deficit	(52,373)	(49,404)
Total shareholders’ equity	103,876	102,044
Total liabilities and shareholders’ equity	$150,975	$149,110

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements of Operations

In thousands except share and per share data

	Nine-month period ended September 30,		Three-month period ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$67,557	$62,376	$24,050	$19,841	$86,776
Cost of revenues	16,969	16,070	6,058	4,618	22,070

Gross profit	50,588	46,306	17,992	15,223	64,706

Operating expenses
Research and development, gross	(9,374)	(6,079)	(2,753)	(2,061)	(8,833)
Royalty bearing participation	1,287	872	447	374	1,244

Research and development, net	(8,087)	(5,207)	(2,306)	(1,687)	(7,589)

Sales and marketing expenses	(37,123)	(32,227)	(11,239)	(9,778)	(43,281)
General and administrative expenses	(12,254)	(7,013)	(4,410)	(2,539)	(9,657)

Total operating expenses	(57,464)	(44,447)	(17,955)	(14,004)	(60,527)

Operating profit (loss)	(6,876)	1,859	37	1,219	4,179
Financing income, net	2,958	155	581	519	762

Profit (loss) before taxes on income	(3,918)	2,014	618	1,738	4,941
Taxes on income	(28)	5	(254)	(53)	286

Profit (loss) before minority share	(3,946)	2,019	364	1,685	5,227
Minority share in losses of subsidiary	977	803	377	253	1,116

Net (loss) profit	$(2,969)	$2,822	$741	$1,938	$6,343

Basic (loss) profit per Ordinary Share	$(0.10)	$0.10	$0.02	$0.07	$0.23

Diluted (loss) profit per Ordinary Share	$(0.10)	$0.09	$0.02	$0.07	$0.21

Weighted average number of Ordinary Shares outstanding used
in basic profit per Ordinary Share calculation	28,017,914	27,736,989	28,061,356	27,829,442	27,781,223

Weighted average number of Ordinary Shares outstanding used
in diluted profit per Ordinary Share calculation	28,017,914	29,731,618	29,377,249	29,568,874	29,695,164

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

In thousands except share data

	Ordinary Shares		Additional Paid-In Capital	Capital reserve	Unearned compensation	Accumulated deficit	Total
	Shares	Amount
Nine months ended September 30, 2006 (Unaudited)

Balance as of December 31, 2005	27,950,281	$327	$148,955	$2,166	$—	$(49,404)	$102,044

Changes during the period:
Exercise of stock options	122,950	2	664	—	—	—	666
Stock based compensation	—	—	4,135	—	—	—	4,135
Net loss	—	—	—	—	—	(2,969)	(2,969)

Balance as of September 30, 2006 (Unaudited)	28,073,231	$329	$153,754	$2,166	$—	$(52,373)	$103,876

Nine months ended September 30, 2005 (Unaudited)

Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$94,617

Changes during the period:
Exercise of stock options	241,711	3	889	—	—	—	892
Amortization of unearned compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	2,822	2,822

Balance as of September 30, 2005 (Unaudited)	27,863,097	$326	$148,767	$2,166	$—	$(52,925)	$98,334

Three months ended September 30, 2006 (Unaudited)

Balance as of June 30, 2006	28,047,231	$328	$152,531	$2,166	$—	$(53,114)	$101,911

Changes during the period:
Exercise of stock options	26,000	1	99	—	—	—	100
Stock based compensation	—	—	1,124	—	—	—	1,124
Net profit	—	—	—	—	—	741	741

Balance as of September 30, 2006 (Unaudited)	28,073,231	$329	$153,754	$2,166	$—	$(52,373)	$103,876

Three months ended September 30, 2005 (Unaudited)

Balance as of June 30, 2005	27,822,411	$325	$148,628	$2,166	$—	$(54,863)	$96,256

Changes during the period:
Exercise of stock options	40,686	1	139	—	—	—	140
Net profit	—	—	—	—	—	1,938	1,938

Balance as of September 30, 2005 (Unaudited)	27,863,097	$326	$148,767	$2,166	$—	$(52,925)	$98,334

Year ended December 31, 2005 (Audited)

Balance as of December 31, 2004	27,621,386	$323	$147,878	$2,166	$(3)	$(55,747)	$94,617

Changes during the year:
Exercise of stock options	328,895	4	1,077	—	—	—	1,081
Amortization of unearned compensation	—	—	—	—	3	—	3
Net profit	—	—	—	—	—	6,343	6,343

Balance as of December 31, 2005 (Audited)	27,950,281	$327	$148,955	$2,166	$—	$(49,404)	$102,044

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Nine-month period ended September 30,		Three-mont period ended September 30,		Year ended December 31,
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:
Net profit (loss)	$(2,969)	$2,822	$741	$1,938	$6,343

Adjustments required to reconcile net profit to
net cash used in operating activities:

Minority share in losses of subsidiary	(977)	(803)	(377)	(253)	(1,116)
Depreciation and amortization	3,049	2,701	1,071	795	3,596
Deferred taxes	(229)	(112)	35	43	(482)
Employees’ stock options compensation	4,135	3	1,124	—	3
Other	(152)	13	(38)	(25)	98
Decrease (increase) in accounts receivable - trade	1,782	(2,175)	(912)	(2,989)	(6,064)
Decrease (increase) in accounts receivable - other	4,630	(9,975)	352	(9,893)	(4,993)
Increase in prepaid expenses	(1,061)	(793)	(313)	(401)	(66)
Decrease (increase) in advances to suppliers	255	44	442	(299)	223
Decrease (increase) in inventories	(2,273)	(2,529)	1,134	(946)	(2,378)
Increase (decrease) in accounts payable	(2,799)	4,150	(1,065)	2,731	5,769
Increase (decrease) in deferred revenue	(1,298)	12,417	(702)	9,576	12,555

Net cash provided by operating activities	$2,093	$5,763	$1,492	$277	$13,488

Cash flows from investing activities:
Purchase of fixed assets and other assets	$(4,962)	(6,491)	(1,243)	(1,465)	(7,948)
Acquisition of marketable securities	(32,844)	(21,919)	(7,980)	(21,919)	(21,919
Deposits	(34)	(31)	(33)	(34)	(16)

Net cash used in investing activities	$(37,840)	(28,441)	(9,256)	(23,418)	(29,883)

Cash flows from financing activities:
Principal payments on capital lease obligation	$(11)	(9)	(2)	(3)	(12)
Proceeds from the issuance of Ordinary Shares	666	892	100	140	1,081
Issuance of shares by consolidated company	4,772	—	—	—	—

Net cash provided by financing activities	$5,427	$883	$98	$137	$1,069

Effect of exchange rate changes on cash	$170	$(166)	69	$(6)	(179)

Decrease in cash and cash equivalents	$(30,150)	(21,961)	(7,597)	(23,010)	(15,505)
Cash and cash equivalents at beginning of period	$65,356	$80,861	$42,803	$81,910	$80,861

Cash and cash equivalents at end of period	$35,206	$58,900	$35,206	$58,900	$65,356

Supplementary cash flow information
Income taxes paid	$95	$169	$23	$77	$163

The accompanying notes are an integral part of these consolidated financial statements.

Given Imaging Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements

In thousands except share data

Note 1 - Organization and Basis of Presentation

A.	Description of business

Given Imaging Ltd. (the “Company”) was incorporated in Israel in January 1998.

The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company’s future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement for its products.

B.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 - Recently Adopted Accounting Standards

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”), using the modified-prospective-transition method. Under that transition method, compensation costs recognized in the first quarter of 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2005. The amount of compensation costs recognized is based upon the grant date fair value estimated under the Black-Scholes option valuation model in accordance with the original provisions of Statement 123, Accounting for Stock-Based Compensation. Results for prior periods have not been restated, as it is not required.

For the nine-month and three-month periods ended September 30, 2006, the Company recognized compensation expense of $ 2,734 and $ 264, respectively, for non-vested shares and $ 1,401 and $ 860, respectively, for share options.